

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2016

Jean-Paul Chavanaz
Jasmin Corp.
33 Rue Theophile Lamy
Bourges
18000 France

> **Re: Jasmin Corp.**
> **Registration Statement on Form S-1**
> **Filed September 1, 2016**
> **File No. 333-213425**

Dear Mr. Chavanaz:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please revise your prospectus to accurately reflect that you have one officer and director; we note that you refer to management throughout the prospectus in the plural form. For example, on page 8, you disclose "our principal executive officer and principal financial officer have no experience" and on page 15 "our officers and directors will sell shares offered by the company".

Registration Statement Coverpage

2.   Please correct your coverpage to reflect the correct agent for service, as we note the current contact information is incorrect.

Table of Contents, page 4

3.   Please revise the dealer prospectus delivery legend below your table of contents to provide that dealers will be required to deliver a prospectus until the expiration of the 90-day period following the first bona fide offering of your common stock, as required by Securities Act Rule 174(c).

General Information about Our Company, page 5

4.   Please include more information about the products you intend to sell; we note the examples on page 20 provide a better explanation than "home and space decorations made from cork materials." In addition, please describe the printing and manufacturing process in which you intend to engage.

You may not revoke your subscription agreement . . . or receive a refund of any funds advanced…, page 9

5.   We note your disclosure that investors may not revoke or seek a refund of monies paid for shares even if they subsequently learn information about the company that they consider to be materially unfavorable. Please revise to clarify that this does not limit any rights investors may have under the federal securities laws regarding material misstatements or omissions by the company in the prospectus or registration statement.

Use of Proceeds, page 13

6.   We note your disclosure that none of the itemized expenditures are listed in any order of priority or importance. Please revise this statement, as Instruction 1 to Item 504 of Regulation S-K requires that you discuss the priority in which funds will be used. In this regard, the statement also seems inconsistent with the order or priority in which you plan to use the offering proceeds as described in your plan of operations beginning on page 17.

7.   Disclosure in your plan of operations on page 17 states that $20,000 will satisfy your cash requirements for 12 months and that if you raise this amount, you will not need additional funds to meet operating expenses during that period. However, you do not allocate any offering proceeds toward office rental if you only raise $20,000. Please discuss your source of funds to pay rent under the remaining term of the office lease you filed as an exhibit to the registration statement if you only raise $20,000 in the offering.

Dilution, page 15

8.   In addition to the disclosure you have provided, please include a table disclosing the disparity between the public offering price and the effective cash cost to officers, directors, promoters and affiliated persons of common equity acquired by them in transactions during the past five years. Please include columns for the number and

percent of shares purchased; amount and percent of total consideration; and the average price per share for existing shareholders versus new investors.

Interest of Named Experts and Counsel, page 17

9.   Please include the address of counsel as required by paragraph 23 of Schedule A to the Securities Act. In addition, please refile the legality opinion so that it includes contact information for counsel.

Description of Business,
Product, page 20

10.   Please include more detail with regard to the nature of products you intend to sell. For example, we note you list examples but then later refer to carpets and other items that are not discussed. Please include more information with regard to where and how you will source the cork and manufacture these products. Please disclose and describe the terms of any material contracts with distributors or manufacturers.

11.   We note your reference in this section and throughout the prospectus, to the sales contract with Un Rien De Vous. Please provide more detail with regard to this arrangement, including the volume of merchandise subject to the contract and consideration.   Please revise references to Decora to clarify that there can be no assurance that you will negotiate acceptable terms and reach an actual agreement.

Production Process, page 20

12.   Please clarify whether you have already acquired your wood engraving machine and printer and what portion of the purchase price you must still pay for. In this regard, information in note 1 to your audited financial statements suggests that you have already purchased this equipment, although it is unclear where this equipment or any outstanding amount of purchase price appear in your balance sheet. Please also elaborate in the use of proceeds section on whether this is the equipment you would begin to purchase only after you had received proceeds from at least $40,000 in the offering. We note that you do not allocate any offering proceeds toward equipment at the $20,000 level.

Directors and Executive Officers, page 26

13.   Please include the business experience for Mr. Chavanaz, in accordance with Item 401(e) of Regulation S-K.

Financial Statements

14.   Your balance sheet shows that you have $5,925 in total assets, including only $3,745 in current assets. No other assets are shown. Please clarify.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Kate McHale, Staff Attorney, at (202) 551-3464 or me at (202) 551- 3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director
Office of Manufacturing and
Construction